UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on August 3, 2011, reporting the financial results for the three months ended June 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: August 3, 2011	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Reports its Financial Results for the Second Quarter of 2011

Revenues of $7.1 Million, a 35% Increase Year-over-Year;
Operating Income of $1.0 million, a 71% Increase Year-over-Year;
The Company Increases Guidance on Profitability from 17% - 23% to 40% - 60%  for the Year.

Tel Aviv, Israel – August 3, 2011 - Top Image Systems™, Ltd. (TIS™) (Nasdaq: TISA; TASE: TISA), the leading ECM (Enterprise Content Management) solutions provider, today announced its financial results for the second quarter ended June 30, 2011.

Second Quarter Highlights

•	Revenues of $7.1 million, compared to $5.2 million for the second quarter of 2010, a 35% increase;
•	GAAP diluted Earnings per Share of $0.05; Non-GAAP diluted Earnings per Share of $0.09;
•	Adjusted EBITDA of $1.1 million; increased from 8% of revenues in the second quarter of 2010 to 15% of revenues in the second quarter of 2011;
•	Tenth consecutive quarter of positive operating income;
•	Operating income of $1.0 million, compared to $0.6 million for the second quarter of 2010, a 71% increase;
•	Non-GAAP operating income of $1.0 million, compared to $0.6 million in the second quarter of 2010, a 70% increase;
•	Net income of $0.6 million compared to a net income of $1.1 million for the second quarter of 2010 as a result of convertible debenture fair value adjustment;
•	Positive operating cash flow of $1.2 million, compared to $0.7 million for the same quarter in 2010.

Six Months Highlights

•	Revenues of $14.2 for the six months ending June 30, 2011;
•	Operating income of $2.0 for the six months ending June 30, 2011;
•	Non-GAAP operating income of $2.0 for the six months ending June 30, 2011;
•	Net income of $1.3 million compared to a net income of $0.0 million for the first half of 2010;
•	Positive operating cash flow of $3.7 for the six months ending June 30, 2011.

Commenting on the second quarter results, Dr. Ido Schechter, CEO of TIS said, “We are very pleased with our results this quarter as we continued to successfully implement our growth strategy by focusing on our banking platform and digital mailroom solutions along with our channel partner program. Significant projects awarded this quarter included a partnership with Konica Minolta Spain, the recently announced selection of Digital Mailroom by leading UK financial outsourcing firm HML, and a joint win with Williams Lea at a major German bank.”

Dr. Schechter continued, “This quarter we saw progress in new growth geographies such as the US, UK and Asia Pacific, in addition to our traditional stronghold in Europe, the Middle East and Africa. The debenture activity that the Company recently executed was another step in the Company’s program to reduce its debt.  As a result, we are maintaining our guidance for revenue of 20% - 25% and, considering efficiencies in our operations, are increasing our guidance for profitability from our prior range of 17% - 23% to 40% - 60% for the year.”

Second Quarter 2011 Results

Revenues for the second quarter of 2011 were $7.1 million compared to $5.2 million for the second quarter of 2010. Product revenues were $3.2 million compared to $2.5 million in the second quarter of 2010. Service revenues were $3.9 million compared to $2.7 million for the second quarter of 2010. Adjusted EBITDA for the second quarter of 2011 was $1.1 million, compared to $0.4 million for the second quarter of 2010.  As a percentage of revenues, Adjusted EBITDA Margin increased to 15% from 8% for the second quarter in 2010.

Non-GAAP net income for the second quarter of 2011 totaled $1.0 million, or $0.09 per diluted share, compared to non-GAAP net income of $0.4 million for the second quarter of 2010, or $0.03 per diluted share. Non-GAAP operating income was $1.0 million for the three months ended June 30, 2011, compared to $0.6 million for the same period in the previous year.

Net income on a GAAP basis totaled $0.6 million, or $0.05 per diluted share, for the second quarter of 2011, compared to net income of $1.1 million for the second quarter of 2010, or $0.10 per diluted share. The decrease in net income is the result of convertible debenture fair value adjustment. GAAP operating income was $1.0 million for the second quarter of 2011, compared to $0.6 million for the same period in 2010.

Non-GAAP Financial Measures

Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of GAAP and Non-GAAP Results”. The release includes non-GAAP financial measures, including, without limitation, Adjusted EBITDA (which includes interest expenses, taxes on income, depreciation and amortization expenses, non cash stock-based compensation expenses and changes in fair value of convertible debentures), Adjusted EBITDA Margin (determined by dividing Adjusted EBITDA by revenues), Non-GAAP Operating Income (which includes depreciation and amortization expenses and non cash stock-based compensation expenses), and Non-GAAP Net Income (which includes depreciation and amortization expenses, non cash stock-based compensation expenses and changes in fair value of convertible debentures).

The presentation of these non-GAAP financial measures should be considered as an addition to TIS's GAAP results provided in the attached financial statements for the second quarter ended June 30, 2011, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Attached is a table which reconciles each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains that may not be indicative of TIS's core business operating results. TIS management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS's performance. These non-GAAP financial measures also facilitate comparisons to TIS's historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

Conference Call

The Company will be holding a conference call today, August 3rd, 2011, at 10:00am ET (7:00am Pacific Time, 5:00pm Israel Time) to review the second quarter 2011 results.

Dr. Ido Schechter, CEO of TIS, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 5 minutes before the conference call commences:

US Dial-in Number: 1-866-229-7198

ISRAEL Dial-in Number: 03-9180664

INTERNATIONAL Dial-in Number: +972 3 9180664
10:00am Eastern Time
7:00am Pacific Time
5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the Investor Relations section of Top Image Systems' website at: www.topimagesystems.com

About Top Image Systems

Top Image Systems™ (TIS™) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain statements in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that reflect the Company’s expectations, beliefs, projections, future plans and strategies, anticipated events or trends.  For example, statements related to the Company’s future financial condition or results of operations, management’s strategies and objectives and expected market growth are forward-looking statements.  Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans,” “predicts,” “anticipates,” or “potential” and similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements, or industry results to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements.  Such risks and uncertainties include, but are not limited to, quarterly fluctuations in the Company’s results of operations; the level of indebtedness and ability to make debt payments; unstable conditions in the global economy and capital markets; future acquisitions that could require significant resources or result in unanticipated adverse consequences; competitive pressures in the data capture and automatic form processing markets; the success of the Company’s strategic marketing relationships; the Company’s ability to continue technological innovation and successful commercial introduction of new products; the Company’s history of losses and the potential for future losses; the Company’s ability to protect intellectual property and other proprietary information; political or financial instability in the countries where the Company does business; exposure to currency fluctuations; and other trends, risks and uncertainties described in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  If any of these trends, risks or uncertainties actually occurs or continues, the Company’s business, financial condition and results of operations could be materially adversely affected.

Forward-looking statements contained in this news release are based on the Company’s current plans, estimates and projections, and, therefore, investors should not place undue reliance on them as a prediction of future results. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future events.

* * *

Company Contact

Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 37679114

KCSA Strategic Communications
Phil Carlson / Adam Pollack
212-896-1233 / 1232
pcarlson@kcsa.com / apollack@kcsa.com

Tables to Follow

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	June 30,	December 31,
	2011	2010
	In thousands
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	$6,787	$1,763
Restricted cash	501	241
Trade receivables and Unbilled receivables, net	5,188	4,701
Other receivables and prepaid expenses	734	539

Total current assets	13,210	7,244

Long term assets:
Severance pay funds	1,382	1,228
Restricted cash	86	41
Long-term deposits and long-term assets	96	138
Property and equipment, net	509	448
Intangible assets, net	34	55
Goodwill	6,061	5,870

Total long-term assets	8,168	7,780
Total assets	$21,378	$15,024

Liabilities and Shareholders' Equity

Current liabilities:
Current maturity of convertible debentures	$864	$1,521
Trade payables	303	310
Deferred revenues	2,469	1,659
Accrued expenses and other accounts payable	3,012	1,992

Total current liabilities	6,648	5,482

Long-term liabilities:
Convertible debentures	4,319	3,804
Accrued severance pay	1,620	1,446

Total long-term liabilities	5,939	5,250

Total liabilities	12,587	10,732

Shareholders' equity	8,791	4,292
Total liabilities and shareholders' equity	$21,378	$15,024

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	In thousands, except per share data
	Unaudited

Revenues	$7,062	$5,219	$14,220	$10,498

Cost of revenues	2,866	1,975	5,568	4,006

Gross profit	4,196	3,244	8,652	6,492

Expenses

Research and development costs	490	416	981	829
Selling and marketing	1,748	1,475	3,477	3,001
General and administrative	991	788	2,213	1,741

	3,229	2,679	6,671	5,571

Operating income	967	565	1,981	921

Financing Income (expenses), net	(408)	509	(684)	(942)

Income (loss) before taxes on income	559	1,074	1,297	(21)

Taxes on Income	(2)	5	(3)	(1)

Other expenses, net	-	(6)	-	(6)

Net income (loss) for the period	$557	$1,073	$1,294	$(28)

Earnings per Share

Basic earning (loss) per share	$0.06	$0.11	$0.14	$(0.00)

Weighted average number of shares used in computation of basic net income (loss) per share	9,685	9,401	9,543	9,378

Diluted earning (loss) per share	$0.05	$0.10	$0.12	$(0.00)
Weighted average number of shares used in computation of diluted net earnings (loss) per share	10,992	11,198	10,743	9,378

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	In thousands, except per share data

GAAP operating income	$967	$565	$1,981	$921
Stock-based compensation expenses	-	-	-	79
Amortization of intangible assets related to acquisition	12	11	23	22
Non- GAAP operating income	$979	$576	$2,004	$1,022

Net income (loss) for the period	$557	$1,073	$1,294	$(28)
Stock-based compensation expenses	-	-	-	79
Amortization of intangible assets related to acquisition	12	11	23	22
Change In Fair Value of Convertible Debentures	437	(734)	783	532
Non-GAAP Net income	$1,006	$350	$2,100	$605

Non-GAAP Net income used for basic earnings per share	1,006	350	2,100	605
Intrest expenses on convertible debentures used as diluted adjustment	(2)	29	3	61
Non-GAAP Net income used for diluted earnings per share	$1,004	$379	$2,103	$666

Shares used in diluted earnings per share calculation	10,992	11,198	10,743	11,184

Non-GAAP diluted earnings per share	$0.09	$0.03	$0.20	$0.06

Reconciliation of Net Income to Adjusted EBITDA:

Net income (loss) for the period	$557	$1,073	$1,294	$(28)

Interest Expenses	(2)	29	3	61
Taxes on Income	2	(5)	3	1
Depreciation and amortization expenses	58	54	126	131
Non Cash Stock-based compensation expenses	-	-	-	79
Change In Fair Value of Convertible Debentures	437	(734)	783	532

Adjusted EBITDA	$1,052	$417	$2,209	$776

Adjusted EBITDA Margin	15%	8%	16%	7%

Reconciliation of operating Income to Adjusted EBITDA:

Operating income	$967	$565	$1,981	$921
Non Cash Stock-based compensation expenses	-	-	-	79
Other Financing income (expenses)	27	(202)	102	(355)
Depreciation and amortization expenses	58	54	126	131

Adjusted EBITDA	$1,052	$417	$2,209	$776